Morgan Stanley Series Funds
522 Fifth Avenue
New York, NY 10036
November 30, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Series Funds: Morgan Stanley Commodities Alpha Fund (File No. 333-143505; 811-22075)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding Post-Effective Amendment No. 12 to the registration statement on Form N-1A for Morgan Stanley Series Funds (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2009 incorporating changes to the Prospectus and Statement of Additional Information of Morgan Stanley Commodities Alpha Fund (the “Fund”), a series of the Trust, in compliance with changes to Form N-1A that came into effect in February 2009, as well as offering a new class of shares, Class B shares. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 13 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 30, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The requested disclosure has been added to the section entitled “The Fund–Principal Risks.”

Comment 3.	Please confirm whether the Fund has an 80% policy and if not, why it does not fall under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).
Response 3. As discussed with the Staff, disclosure clarifying that the Fund does not invest in physical commodities has been made in a proxy statement prospectus of the Fund filed on Form N-14 on the date hereof.

Comment 4.	As the Fund has “commodities” in its name, please confirm that the Fund meets the definition of “investment company” found in Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.
Response 4. As discussed in the letter dated March 5, 2008 responding to comments made by the Staff of the SEC to the Trust’s Post-Effective Amendment No. 1 (the “2008 SEC Response Letter”), the permitted investments of the Fund include, among other types of investments, commodity-linked notes, fixed income securities and money market instruments. Due to its investments in these types of securities, the Fund meets the definition of “investment company” under the cited sections of the 1940 Act.

Comment 5.	The section entitled Principal Investment Strategies discusses the fixed income securities in which the Fund may invest. Please explain how this relates to the Fund’s investment objective.
Response 5. The Fund’s investment objective is long-term total return. While the Fund expects to achieve that objective mainly through its exposure to the commodities markets, it expects to invest in fixed-income and money market securities to balance its exposure to the commodities markets and earn additional total return.

Comment 6.	Please confirm that the font size of the footnote on page 2 conforms with the requirements of Form N-1A.
Response 6. The font size of the footnote conforms with the requirements of Form N-1A.

Comment 7.	On page 3, please insert the word Foreign into the risk entitled “Risks of Investment in Wholly-owned Subsidiary.”
Response 7. The requested disclosure has been added.

Comment 8.	With respect to the Cayman subsidiary in which the Fund invests (the “Subsidiary”), please address the following:

a. Confirm that the Subsidiary has a Board of Directors.
Response 8a. The Subsidiary has a Board of Directors. Disclosure regarding the Board is included in the section entitled “Fund Management.”

b. Confirm that the Directors of the Subsidiary will sign this Registration Statement.

Response 8b. The Directors of the Subsidiary will sign the Registration Statement.

c. Confirm whether the fundamental policies of the Fund apply to the Subsidairy.
Response 8c. The Subsidiary is subject to the same fundamental policies as the Fund.

d. Confirm whether the books and records of the Subsidiary are subject to inspection by the SEC. Also confirm whether the Directors of the Subsidiary have consented to receive service of process in the United States.
Response 8d. The Fund and the Subsidiary undertake in Part C to the Registration Statement that the Subsidiary’s books and records will be subject to inspection by the SEC to the same extent as the Fund’s books and records are subject to inspection by the SEC. In addition, the Subsidiary’s Directors undertake to receive service of process in the United States, with the Fund’s agent for service of process being designated to serve in the same capacity with respect to the Subsidiary’s directors.

Comment 9.	Please indicate when past performance will be included in the Fund’s Prospectus.
Response 9. Past performance will be included once the Fund has completed a full calendar year of operations. The Fund’s first full calendar year of operations will be 2009. Prospectuses filed with the SEC subsequent to December 2009 will include past performance information.

Comment 10.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table with respect to the Subsidiary, if appropriate.
Response 10. As discussed with the Staff, the expenses of the Subsidiary will be included in “Other Expenses.”

Comment 11.	Consider changing the last line item of the Expense table from “Total annual Fund operating expenses after expense reimbursement” to “Net annual Fund operating expenses.”
Response 11. The disclosure has been revised as requested.

Comment 12.	The Expense table must be updated to include the expenses of the Subsidiary. The footnote describing the fact that the Adviser bears the expenses of the Subsidiary should remain in place.
Response 12. As discussed, the Expense table has been updated to include the expenses of the Subsidiary in “Other Expenses.” As the Adviser bears all of the Subsidiary’s expenses, this amount has also been included in the Expense Reimbursement line.

Comment 13.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 and 3 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table are only those that are required or permitted by Form N-1A.
Response 13. The disclosure has been revised as requested with respect to this registration statement to indicate that the expense reimbursement and/or waiver and the rebate will be in effect for a period of not less than one year.

Comment 14.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.
Response 14. The Investment Adviser may not recoup or recapture any waived fees.

Comment 15.	If the Fund can invest in emerging markets or developing countries, please add appropriate language to the Foreign Securities disclosure.
Response 15. The Fund does not invest in emerging markets or developing countries.

Comment 16.	In the disclosure included in “Additional Risk Disclosure—Tax Treatment of the Fund’s Investment Strategies,” if accurate, please clarify that the majority of the Fund’s investments in commodity-linked notes will be held through the Subsidiary.
Response 16. The Fund’s investments in commodity-linked swaps and other commodity-linked derivatives will be made through the Subsidiary. However, the Fund itself may make investments in commodity-linked notes. Clarifying disclosure has been added to the referenced section.

Comment 17.	Please supplementally explain how the Fund’s advisory fee was reduced to 0.50% as of October 1, 2009.
Response 17. The reduction in the Fund’s advisory fee was approved by the Trust’s Board of Trustees and Fund’s Investment Advisory Agreement was amended to reflect this change.

Comment 18.	In connection with the section entitled “Pricing Fund Shares,” please confirm and clarify in the disclosure that the Subsidiary offers to redeem its shares on the same days as the Fund.
Response 18. The Subsidiary and the Fund offer to redeem their shares on the same days. The disclosure in this section has been revised as requested.
COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 19.	The section entitled “Investment Strategies and Risks—Special Risks of Commodity-Linked Notes” contains a discussion of whether commodity-linked notes may be principal protected. This disclosure states that “With a principal protected commodity-linked note, the Fund will receive at maturity the greater of the par value of the note or the value of the underlying commodity or index.” Please describe whether there is separate insurance or other protection to support these payments.

Response 19. The Fund does not intend to invest in principal-protected commodity-linked notes. This disclosure has been removed from the SAI.

Comment 20.	The SAI contains disclosure regarding combined transactions, which involve multiple derivative transactions. If the Fund is entering into combined transactions, this should be disclosed in the Prospectus.
Response 20. While the Fund is permitted to enter into combined derivative transctions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 21.	In the description of the Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge funds, please add this to the disclosure.
Response 21. The Fund does not invest in hedge funds.

Comment 22.	With respect to Investment Restriction #3, consider adding an explanation that specifically states what borrowing activities the Fund may undertake. In addition, with respect to Investment Restriction #4 regarding the issuance of senior securities, consider adding explanatory language following the Restriction that states clearly the Fund’s policy regarding the issuance of senior securities.
Response 22. The Fund’s operating policy regarding borrowing is included in the third paragraph following the Investment Restrictions. With respect to the issuance of senior securities, an explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the SAI entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”
     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or 212 404-4691 (fax). Thank you.
Best regards,
/s/ Edward Meehan
Edward Meehan

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